Exhibit 99.1
Corporate Communications

CNH Industrial announces senior appointment

London, December 15, 2017

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) today announced the appointment of Leandro Lecheta as Chief Operating Officer (COO) for the NAFTA region. Effective immediately, Mr. Lecheta assumes the responsibilities for NAFTA, which were retained by CNH Industrial Chief Executive Officer Richard Tobin on an ad interim basis following the retirement of former NAFTA COO Brad Crews in October 2017.

In this role, Mr. Lecheta joins the Company’s Group Executive Council (GEC), an operational decision-making body of CNH Industrial, which is responsible for reviewing the operating performance of the businesses and making decisions on certain operational matters.

Leandro Lecheta has over 25 years of experience in business administration, operations and finance. He first joined the Company in 2007 as the Chief Financial Officer (CFO) for the LATAM region, later moving to roles of increasing responsibility in the NAFTA region. Prior to this most recent appointment Mr. Lecheta served as CFO for the NAFTA region and Agricultural Equipment segment.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Media contacts: Richard Gadeselli Head of Corporate Communications CNH Industrial Tel: +44 (0)2077 660 346 Email: mediarelations@cnhind.com www.cnhindustrial.com

CNH Industrial N.V. 25 St James’s Street London, SW1A 1HG United Kingdom